The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

20th December, 2002.

Attn: Filing Desk - Stop 1-4

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 10th December 2002, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 20th December 2002, advising that Mr Alain Levy, a Director of the Company, has, under the terms of his service contract and as indicated in an announcement made on 15th October 2001, been granted options over EMI Group plc Ordinary Shares.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 1/9

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA PR NEWSWIRE DISCLOSE

ER 02/58

Company Announcements Office,
London Stock Exchange.

20th December, 2002.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, under the terms of his service contract and as indicated in an announcement made on 15th October 2001, Mr Alain Levy, an Executive Director of EMI Group plc, has today been granted options over 2,000,000 EMI Group plc Ordinary Shares at an exercise price of 146.05p per share.

As indicated in the announcement made on 15th October 2001, Mr Levy is to receive option grants over three further amounts of 2,000,000 shares each. The exercise price for each of the further amounts will be determined from the average middle market quotation of an EMI Group plc Ordinary Share, as derived from the Daily Official List of the London Stock Exchange, over five dealing days ending on a date in mid-December in each year from 2003 to 2005.

The options may not be exercised earlier than three years from the date on which the exercise price is determined. Furthermore, such options may not then ordinarily be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary